March 20, 2020

Mark Cowan

Senior Counsel

Disclosure Review and Accounting Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 5-6)

Washington, D.C. 20549

RE:	RiverSource Life Insurance Company

RiverSource Variable Account 10

Post-Effective Amendment No.1

File No. 333-230376/811-07355

RiverSource® RAVA 5 Advantage Variable Annuity

(offered for contract applications signed on or after April 29, 2019)

Dear Mr. Cowan:

This letter is in response to Staff’s comments received on or about March 3, 2020, for the above-referenced Registration Statement filing filed on or about Feb.12, 2020. Comments and responses are outlined below.

COVER PAGE

Comment 1: Contract name should be changed to match the name on Edgar S&C and on Rate Sheet Supplement: RiverSource RAVA 5 Advantage® Variable Annuity (Offered for contract applications signed on or after April 29, 2019)

Response: Revised as requested.

CONTRACT IN BRIEF

Comment 2: In the Buying the contract – Tax deferred retirement plans, disclose the age per Secure Act requirement.

Response: Revised to read:

In addition, the Code subjects retirement plans to required withdrawals triggered at age 72 (triggered at age 70 1/2 if you turned 70 1/2 before Jan. 1, 2020).

EXPENSE SUMMARY

Comment 3: Please clarify if any changes have been made in the footnote below Enhanced Legacy benefit fees.

Response: We confirm that no change has been made to the footnote content. The only change made was to combine two statements:

“(Charged annually on the contract anniversary.*)” and *(Prior to age 86, the charge is calculated by multiplying the annual rider fee by the greater of the ROPP value, Accumulation Death Benefit (ADB) value (after any increase is added) or MAV or the contract value. On or following age 86, the charge is calculated by multiplying the annual rider fee by the greater of the ROPP value, ADB value (after any increase is added) or MAV.) into one statement.

Comment 4: In the footnote below SecureSource Legacy fees, please clarify if the current fee can change for existing contract owners up to maximum?

Response: The Current fee can change for existing contract owners as disclosed in the “Charges– SecureSource Legacy Benefit rider charge”

Comment 5: In the footnote below Accumulation Protector Benefit rider fee, please clarify if the current fee can change for existing contract owners up to maximum.

The footnote states that the annual rider fees for elective step ups (including elective spousal continuation step up) requests is 1.30%. Please clarify if this is just for contracts with application signed prior to 10/28/2019? What about the period from 10-29-2019 to 5/1/2020?

Response: The Current initial annual rider fee increases for the contracts with applications signed on or after 10/28/2019. The initial rider fee for contracts with applications signed before 10/28/2019 was 1.15.%. Effective 10/28/2019, the annual rider fee for elective step ups is increased for all contracts to 1.30%.

The footnote is revised to read:

**

For contracts with applications signed prior to 10/28/2019, the Current initial annual rider fee is 1.15%. The Current rider fee can increase up to the Maximum fee. For all contracts, the annual rider fee for elective step ups (including elective spousal continuation step up) requests on or after 10/28/2019 is 1.30%.

CHARGES

•	Contract Administrative Charge

Comment 6: Since the current and maximum fees are the same, shouldn’t the sentence “We reserve the right to change this charge after the first contract anniversary.” be deleted.

Response: This statement is deleted.

•	Accumulation Protector Benefit Rider Charge

Comment 7: The footnote states that the annual rider fees for elective step ups (including elective spousal continuation step up) requests is 1.30%.

Please clarify if this is just for contracts with application signed prior to 10/28/2019? What about the period from 10-29-2019 to 5/1/2020?

Response: The Current initial annual rider fee increases for the contracts with applications signed on or after 10/28/2019. The initial rider fee for contracts with applications signed before 10/28/2019 was 1.15.%. Effective 10/28/2019, the annual rider fee for elective step ups is increased for all contracts to 1.30%.

The footnote is revised to read:

**

For contracts with applications signed prior to 10/28/2019, the Current initial annual rider fee is 1.15%. For all contracts, the annual rider fee for elective step ups (including elective spousal continuation step up) requests on or after 10/28/2019 is 1.30%.

CHANGING OWNERSHIP

Comment 8: The statement about the current administrative process requiring only the new owner to meet the age limitations, and the company’s right to stop this administrative process at any time, has been deleted.

Make clear that prior to 5/1/2020 the company did not require new owners to meet the age requirement.

Response: For ownership changes prior to 5/1/2020, our administrative process required only the new owner to meet the age limitations. For contract with applications signed on or after 5/1/2020, we require all owners to meet the age limitations.

The statement is revised to read:

For ownership changes prior to 5/1/2020, our administrative process required only the new owner to meet the age limitations.

OPTIONAL BENEFITS – SECURESOURCE LEGACY BENEFIT

Comment 9: Specify the rules for surrenders for contracts signed before 5/4/2020. Also, provide an example of how this works.

Response: For contracts with applications signed before 5/4/2020, when the Contract Value is reduced to zero, this rider will terminate.

Example:

At the time the contract value = 0, assume the Current Annual Payment = 5,000 and the SecureSource Legacy benefit = 25,000. Each year, the SecureSource Legacy benefit will be reduced by the Current Annual Payment that is paid to the owner. If the owner dies before the 5th year, the beneficiary will get the remaining balance. If the owner is still living at the end of the 5th year, the SecureSource Legacy benefit would terminate since the benefit amount is now zero.

The following disclosure is added:

Note: For contracts with applications signed before 5/4/2020, when the Contract Value is reduced to zero, this rider will terminate.

Comment 10: Specify annuity provisions for contracts signed before 5/4/2020. It is unclear - Does a person get to choose to get the Current Annual Payment on the annuitization start date? Explain how the old and new provisions work. Is it correct that the amount shouldn’t be less than the annuity?

Response: The Current Annual Payment is available after the annuitization start date and the client can choose to (1) apply the contract value to one of the payout options available under the base contract OR (2) receive the Current Annual Payment available under the optional SecureSource benefit rider. If client chooses (1), then the SecureSource rider and the SecureSource Legacy benefit will terminate.

The following disclosure is added:

Note: For contracts with applications signed before 5/4/2020, on the annuitization start date, this rider will terminate.

Comment 11: In the Termination of the Rider, under #3, does this mean that person could continue to receive Current Annual Payment upon annuitization?

Response: Yes. This is explained in Annuity Provisions section of each SecureSource rider (see example on page 68). On the scheduled annuitization start date (e.g. age 95), client can choose to (1) apply the contract value to one of the payout options available under the base contract OR (2) receive the Current Annual Payment available under the optional SecureSource benefit rider. If client chooses (1), then the SecureSource rider and the SecureSource Legacy benefit will terminate.

OPTIONAL LIVING BENEFITS

•	SecureSource Series Rider Terms

Comment 12: Please clarify if the Base Doubler duration is just being added for contract signed after 5/1/2020 and add definition for Base Doubler duration (previously only Base Doubler Age). If so, then there should be two definitions, of Base Double Date for contract applications signed after 5/1/20 and for contract application signed before 5/1/20.

Response: Revised to read:

Base Doubler Date (for contracts with applications signed before 5/1/2020): at issue, it is the later of: (1) the 12th rider anniversary; or (2) the rider anniversary on or following the Covered Person (Joint Life: the younger Covered Spouse) reaching the Base Doubler age shown in the Rate Sheet Prospectus Supplement.

Base Doubler Date (for contracts with applications signed on/after 5/1/2020): at issue, it is the later of: (1) the rider anniversary equal to the Base Doubler duration; or (2) the rider anniversary on or following the Covered Person (Joint Life:the younger Covered Spouse) reaching the Base Doubler age, both shown in the Rate Sheet Prospectus Supplement.

•	SecureSource Core Plus Rider

Comment 13: Revise Base Doubler Date description and clarify if the Base Doubler duration just being added for contract signed after 5/1/2020 and add definition for Base Doubler duration (previously only Base Doubler Age). If so, then there should be two definitions, of Base Double Date for contract applications signed after 5/1/2020 and for contract application signed before 5/1/2020.

Response: Revised to read:

Joint Life: Base Doubler Date (for contracts with applications signed before 5/1/2020): If the Base Doubler is greater than zero, the Base Doubler Date may be reset in the event of: (1) dissolution of marriage; or (2) a Covered Spouse’s death when the death benefit is not payable. On the date we receive written notification of these events, the Base Doubler Date will be set to the later of: (1) the rider anniversary on or following the remaining Covered Spouse reaching the Base Doubler age shown in the Rate Sheet Prospectus Supplement; (2) the 12th rider anniversary; or (3) the next rider anniversary.

Base Doubler Date (for contracts with applications signed on/after 5/1/2020): If the Base Doubler is greater than zero, the Base Doubler Date may be reset in the event of: (1) dissolution of marriage; or (2) a Covered Spouse’s death when the death benefit is not payable. On the date we receive written notification of these events, the Base Doubler Date will be set to the later of: (1) the rider anniversary on or following the remaining Covered Spouse reaching the Base Doubler age; (2) the rider anniversary equal to the Base Doubler duration (both as shown in the Rate Sheet Prospectus Supplement); or (3) the next rider anniversary.

For contracts with applications signed before 5/1/2020: The Base Doubler Date may also be reset if there is a spousal continuation. See the Spouse’s Option to continue contract provision. In the event of remarriage of the Covered Spouses to each other before the Base Doubler Date, the Base Doubler Date will be reset to the later of the 12th rider anniversary; or the rider anniversary on or following the younger Covered Spouse reaching the Base Double age shown in the Rate Sheet Prospectus Supplement.

For contracts with applications signed on/after 5/1/2020: In the event of remarriage of the Covered Spouses to each other before the Base Doubler Date, the Base Doubler Date will be reset to the later of the rider anniversary equal to the Base Doubler duration, or the rider anniversary on or following the younger Covered Spouse reaching the Base Double age (both shown in the Rate Sheet Prospectus Supplement).

Comment 14: In the Spousal Option to continue the Contract upon Owner’s Death (Spousal continuation), clarify Base Double duration as stated in the previous comments.

Response: Revised to read:

The spousal continuation step-up is processed on the valuation date spousal continuation is effective.

For contracts with applications signed before 5/1/2020: If the Base Doubler is greater than zero, the Base Doubler Date will be set to the later of: (1) the rider anniversary on or following the remaining Covered Spouse reaching the Base Doubler age shown in the Rate Sheet Prospectus Supplement; (2) the 12th rider anniversary; or (3) the next rider anniversary.

For contracts with applications signed on/after 5/1/2020: If the Base Doubler is greater than zero, the Base Doubler Date will be set to the later of: (1) the rider anniversary on or following the remaining Covered Spouse reaching the Base Doubler age; (2) the rider anniversary equal to the Credit Period Base Doubler duration, (both as shown in the Rate Sheet Prospectus Supplement); or (3) the next rider anniversary.

ADDITIONAL INFORMATION - Incorporation of Certain Documents by reference

Comment 15: If this prospectus is not filed with S registration statement, delete all this info.

Response: This product includes Guarantee Period Accounts with an MVA feature and it will be filed on Form S-3 as well.

APPENDIX A: THE FUNDS

Comment 16: If all the funds in this Appendix are not available to all existing and new purchasers after 5/1/2020, this Appendix should clearly identify which funds are available to which contract owners.

Response: All funds listed in the Appendix A will be available for purchasers before and after 5/1/2020.

If you have any questions concerning responses to the comments, please contact me at (612) 678-5337, or Boba Selimovic at (612) 671-7449.

Sincerely yours,

Sincerely,

/s/ Nicole D. Wood

Nicole D. Wood
Assistant General Counsel and
Assistant Secretary